SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)(1)

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 22, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                             Exhibit Index on Page6
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4                  13D          Page 2 of 9 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS
                      WC
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         -0-
                        9         SOLE DISPOSITIVE POWER

                                         316,199
                       10         SHARED DISPOSITIVE POWER

                                         -0-
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      316,199
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9%
     14         TYPE OF REPORTING PERSON

                      PN
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CUSIP No.  776338 20 4                  13D          Page 3 of 9 Pages
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     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       WARREN LICHTENSTEIN
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
     3          SEC USE ONLY

     4          SOURCE OF FUNDS
                         00
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
 NUMBER OF              7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                             316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                        8         SHARED VOTING POWER

                                         - 0 -
                        9         SOLE DISPOSITIVE POWER

                                         316,199
                       10         SHARED DISPOSITIVE POWER

                                         - 0 -
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      316,199
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                                                       / /
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9%
     14         TYPE OF REPORTING PERSON

                      IN

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CUSIP No.  776338 20 4                  13D          Page 4 of 9 Pages
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         The following  constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On December 22, 1998, the Reporting Persons sent a letter (the "December Letter") to Louis V. Aronson, II, the Issuer's Chief Executive Officer and President, in response to the Issuer's recent press release concerning the Reporting Persons. The December Letter is filed as Exhibit 4 to this Amendment No. 6 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         4.       Letter dated December 22, 1998 from Steel Partners II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

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CUSIP No.  776338 20 4                  13D          Page 5 of 9 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 23, 1998            STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C. General Partner

                                      By:/s/ Warren G. Lichtenstein
                                         ---------------------------------
                                         Warren G. Lichtenstein
                                         Chief Executive Officer

                                      /s/ Warren G. Lichtenstein
                                      ------------------------------------
                                          WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4                  13D          Page 6 of 9 Pages
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                                  Exhibit Index

                                                                        Page

1. Joint Filing Agreement (previously filed)                               -
2. Letter dated August 14, 1998 from Steel                                 -
Partners, to the Chief Executive Officer and
Board of Directors of the Issuer (previously
filed)                                                                     -
3.Letter dated December 15, 1998 from Steel
Partners II, L.P. to the Chief Executive
Officer and Board of Directors of the Issuer
(previously filed)
4. Letter dated December 23, 1998 from Steel                               7
Partners II, L.P. to Louis V. Aronson, II, the
Chief Executive Officer and President of the
Issuer

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CUSIP No.  776338 20 4                  13D          Page 7 of 9 Pages
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                             STEEL PARTNERS II, L.P.
                                150 EAST 52nd ST.
                                   21st FLOOR
                              NEW YORK, N.Y. 10022

December 22, 1998

Louis V. Aronson, II
Chief Executive Officer and President
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, NJ  08875

Dear Mr. Aronson:

We do not understand your actions, your style, or your perspective. Your claim that "'corporate raiders' are neither altruistic nor deeply concerned with the shareowners of their targeted companies" is misdirected. Steel Partners offered all shareholders of Ronson Corporation $5.00 per share in cash, a price that represents an amount greater than the single highest trading price of Ronson Corporation during the 1990's.

We call that an opportunity for shareholders of an illiquid underperforming public company to cash out of a dismally performing investment at a significant premium to both historical and present prices. Ronson has been languishing around $3.00 per share for a better part of the past three years; $5.00 per share represents a 67% premium.

MR. ARONSON, YOU ARE THE CORPORATE RAIDER WHO IS LOOTING RONSON OF ITS ASSETS AND HURTING THE COMPANY'S POWERLESS MINORITY SHAREHOLDERS IN THE PROCESS WHILE A PASSIVE 'RUBBER STAMP' BOARD CONTINUES TO SUPPORT YOUR POORLY CONCEIVED DECISIONS WITHOUT PROPER OVERSIGHT.

Since 1995, Ronson's Consumer Products revenues have stagnated near $15 million per year and Aviation revenues have declined 34% while earnings at both divisions have languished at depressed levels during this time period. Given this scenario, a competent CEO, whose interest is in creating value for all shareholders would restructure the Company to get on a sound and more profitable path. This plan would include cost cutting measures, a new marketing plan to revive stagnant sales, a review of sku's and profitability, and a review of business lines to determine the best returns for the corporation's assets. Dissemination of this plan to shareholders would allow all shareholders to track the progress or failure of the program and then make an informed decision about their investment prospects.

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CUSIP No.  776338 20 4                  13D          Page 8 of 9 Pages
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Ronson  shareholders,  on the other hand, are forced to sit on the sidelines and watch you continue to give yourself an exorbitant compensation package of more than $500,000 per year and indeed give yourself a $30,000 raise in 1997 despite losing more than $800,000 in 1996. This number represents an amount greater than 65% of Ronson's 1997 Net Earnings and an incalculable percent of Ronson's 1996 Net Earnings because the Company reported a loss of $855,000 while you took home greater than $500,000 in compensation.

Steel Partners has cause for great concern about the way that Louis Aronson deals with critics of what he thinks is his own private fiefdom.

Recently, specific details as to why an outside director left the board mid-term and sold his shares to you personally were not revealed. Another large and disgruntled shareholder received a sweetheart consulting agreement with the Company and an option to sell his shares to you in return for his vote on his stock. Disclosures were not made as to the nature and cost of the consulting agreement nor was the option price on the Ronson shares disclosed.

To further entrench yourself, you wasted Company money to put in place a draconian Poison Pill that precludes any shareholder, other than yourself, from buying stock in Ronson. This move effectively lowered the value of Ronson even further.

Additionally, in an effort to further insulate Louis Aronson from oversight so that Louis Aronson may go about raiding the assets of Ronson, you surround yourself with a 'rubber stamp board' that, in many cases, receive fees for less than arms length transactions with the Company. These transactions include the following: Justin Walder, a director and officer of Ronson, and a principal in the firm, Walder, Sondak & Brogan, P.A., received payment of $103,880 in return for legal services performed in 1996 and an undisclosed amount in 1997. A company in which Louis Aronson's son-in-law is a greater than 10% shareholder, Michael Graphics, Inc., received $70,094 for printing services provided for Ronson. Additionally, two former employees, Gerard Quinnan, former VP-General Manager of Consumer Products received $35,688 for consulting services and free use of an automobile and Erwin Ganz receives $77,000 per year for consulting services plus health and life insurance and use of an automobile.

LOUIS ARONSON IS A CORPORATE RAIDER WHO TAKES MONEY OUT THE COMPANY FOR HIS OWN PERSONAL GAIN WITHOUT ANY CONCERN FOR THE REST OF THE SHAREHOLDERS.

We believe the Board needs to do more for all shareholders and to fulfill its fiduciary obligation to all shareholders, not just to you. The Board has passively approved your inflated compensation structure and inability to manage Ronson while ignoring your awful decision to stay in a declining Aviation business instead of focusing growth on the Consumer Products business. In addition, the Board has given rubber stamp approval of a poison pill which precludes anybody but Louis Aronson from owning greater than 12% of Ronson and has consented to give out a consulting agreement to a dissenting shareholder to win his vote. The Board should be held accountable for such poor decisions.

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CUSIP No.  776338 20 4                  13D          Page 9 of 9 Pages
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Steel  Partners  questions  Mr.  Aronson's  ability to turn  Ronson  Corporation around.

Your strategy of entrenching yourself and your cronies at Ronson has resulted in a 40% decline in shareholder value over the past three years. Meanwhile, you share minimal information with shareholders and hide behind an old environmental issue at a former subsidiary as the primary reason for poor company performance and a depressed share price. A review of your statements in past years Annual Reports to Ronson Shareholders regarding estimated timing and cost of the environmental cleanup gives Steel Partners little comfort. You have been consistently wrong and have shown us that you have poor judgement in your estimation of the true cost and time to complete the cleanup.

STEEL PARTNERS WOULD LIKE TO SEE THE BOARD REPLACE MR. ARONSON SO THAT RONSON CAN REGAIN THE LUSTER OF YEARS PAST.

Mr. Aronson's departure from the Company would allow the Company to save significant overhead and sell off an underperforming asset so that Ronson can refocus its efforts on growing the Consumer Products business. With the shackles of the oppressive leadership of Louis Aronson removed, Ronson could once again become a valuable asset.

Sincerely,



Warren G. Lichtenstein
Managing Partner




cc:      Board of Directors
         -  Robert A. Aronson
         -  Erwin M. Ganz
         -  Gerard J. Quinnan
         -  Justin P. Walder
         -  Saul H. Weisman
         -  Albert G. Besser